

May 29, 2024

Theodore R. Stalick
Senior Vice President and Chief Financial Officer
Mercury General Corporation
4884 Wilshire Boulevard
Los Angeles, California 90010

> **Re: Mercury General Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-12257**

Dear Theodore R. Stalick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Notes to Consolidated Financial Statements
Note 12. Loss and Loss Adjustment Expense Reserves, page 85

1. Please address the following regarding your automobile insurance loss development and payment tables:
   • Tell us whether these tables include both your personal and commercial automobile lines and represent to us that you will revise your disclosure in future filings to clarify. Otherwise, tell us where you make this disclosure in your filing.
   • Tell us your consideration for disaggregating bodily injury from material damage coverage in your tables. In this regard, we note that the majority of your 2023 direct written premium is private passenger automobile lines and we further note your disclosure in the last paragraph on page 65 that time can be a critical part of reserving determinations since the longer the span between the loss event and the settlement of the claim, the more variable the ultimate settlement amount could be and that short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail claims, such as those involving bodily injury coverages. In addition, we

note the requirement in ASC 944-40-50-4H to not aggregate items that have significantly different characteristics. In your response, provide us the information that would be provided in separate tables for automobile bodily injury coverage and automobile material damages coverage, if available. If not available, tell us why it is not available given your ability to identify the percentage of total reserves attributed to bodily injury versus material damages coverages as disclosed on page 37.

2. We note that in addition to your automobile insurance loss development and payment tables you provide separate tables for your homeowners insurance line. Please tell us why you do not provide tables for any of your other insurance lines and reference for us the authoritative literature you rely upon to support your position. In this regard, we note that your tables present:

    • About $59.1 million in favorable development ($34.5 million for automobile and $24.6 million for homeowners) in 2023 while your reserve rollforward on page 85 depicts consolidated favorable development of only $35.9 million. Although you disclose on page 85 that you experienced private passenger automobile and homeowner lines losses partially offset by unfavorable development in the commercial property line, the aggregate $23.2 million unfavorable difference between the total presented in the tables and the reserve rollforward appears significant to the overall $175.4 million net reserve at January 1, 2023 for all other short-duration lines and on the surface does not appear insignificant to an understanding of your business as contemplated in ASC 944-40-50-4H.

    • About $81.8 million in unfavorable development ($80.3 million for automobile and $1.5 million for homeowners) in 2022 while your reserve rollforward on page 85 depicts consolidated unfavorable development of only $47.3 million. Although you disclose on page 85 that the $47.3 million unfavorable development primarily relates to the automobile line, the aggregate $34.5 million favorable difference between the total presented in the tables and the reserve rollforward appears significant to the overall $148.4 million net reserve at January 1, 2022 for all other short-duration lines and on the surface does not appear insignificant to an understanding of your business as contemplated in ASC 944-40-50-4H. In addition, tell us your consideration for separately disclosing the existence and cause of the apparent $34.5 million in favorable development, and tell us the breakout of the $47.3 million of unfavorable development between the private passenger and commercial automobile components.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets